SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of JULY, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)





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       <Logo Indosat Appear Here>




Indosat Announces the Title and Assignment of
PT Satelit Palapa Indonesia (PT Satelindo) and
PT Indosat Multi Media Mobile (PT IM3) Directors


Jakarta, 9 July 2003, PT Indosat Tbk (Indosat or
Company) announces today the title and assignment of its Directors of PT Satelit Palapa Indonesia
(PT Satelindo) and PT Indosat Multi Media Mobile
(PT IM3) as follows :

Board of Directors PT Satelindo :
 - President Director  :  Johnny Swandy S
 - Deputy President Director 1 : Raymond Tan Kim Meng
 - Deputy President Director 2 : Joseph Chan Lam Seng
 - Product & Customer Cellular Services
   Director	:	Wimbo S. Hardjito
 - Technology Information, Planning,
   Development & Human Resources
   Director  :	Noor SDK Devi
 - Cellular Development &
   Planning Director :	Imron Harun
 - Satellite & International Director:	Djoko Prajitno
 - Finance & Administration Director :	Atje M. Darjan
 - Cellular Maintenance &
   Operation Director 	: Sumedi Kirono
 - Cellular Marketing &
   Sales Director 	: Fadzri Santosa


Board of Directors PT IM3 :
 - President Director :	Yudi Rulanto
 - Deputy President Director 1 : Raymond Tan Kim Meng
 - Deputy President Director 2 : Joseph Chan Lam Seng
 - Operation and Maintenance
   Director :	Sumedi Kirono
 - Marketing and Sales Director	: Fadzri Santosa
 - Finance and Administration
   Director :  Hulman Sidjabat
 - Development & Planning Director :  Imron Harun
 - Product & Customer
   Services Director :  Wimbo S. Hardjito

PT Indosat Tbk is a provider of information and communication services in Indonesia a providing cellular services, fixed telecommunication and multimedia, data communication & Internet (MIDI) as well as operating broadband network. Cellular becomes
Indosat main business and by year end 2002, Indosat had 3.6 million cellular subscribes provided through fully controlled subsidiaries, Satelindo and IM3.
Indosat shares are listed in the Jakarta Stock
Exchanges (JSX: ISAT) and its American Depository
Share are listed on the New York Stock Exchange
(NYSE: IIT).


For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: July 02, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President